Exhibit 99.1
AEI Reports First Quarter 2009 Results and Issues Full Year 2009 Guidance

Adjusted Earnings per share of $0.24, up 71 percent from prior year quarter with full year 2009 adjusted earnings per share guidance of $0.85 to $1.03
HOUSTON, TX, May 29, 2009 — AEI today reported first quarter 2009 results and full year 2009 guidance. AEI’s results are in-line with management expectations and were driven largely by organic growth and strong performance in nearly all its segments.
2009 and 2008 First Quarter Financial Highlights (unaudited)

	Three Months Ended March 31,
(millions of dollars (U.S.), except share data)	2009	2008
Revenues	1,847	2,170
Gross margin	449	459
Net income	43	55
Adjusted net income	54	30
Diluted earnings per share	0.19	0.26
Adjusted diluted earnings per share	0.24	0.14
Adjusted EBITDA	288	255
Subsidiary distributions to parent	110	68
Net debt	2,867	3,094

Note:	Reconciliation tables for non-GAAP financial data are attached.
“We are pleased with the strong results and continued growth of our businesses, especially in light of a tough economic environment and dislocated financial markets,” said Jim Hughes, AEI Chief Executive Officer. “Subsidiary distributions to AEI are stable and we remain confident in our ability to continue to source strong cash flows from the operating companies to service AEI’s debt and support our ongoing strategic efforts.”

	For the Three Months Ended			For the Three Months Ended
	March 31, 2009			March 31, 2008
		Operating			Operating
	Gross	Income	Adjusted	Gross	income	Adjusted
(millions of dollars (U.S.))	Margin	(loss)	EBITDA	Margin	(loss)	EBITDA

Power Distribution	190	104	138	202	98	139
Power Generation	68	36	47	54	21	27
Natural Gas Trans. & Services	45	32	37	51	38	42
Natural Gas Distribution	55	38	44	45	28	33
Retail Fuel	89	34	42	104	110	37
Headquarters and Other	2	(28)	(17)	3	(10)	(10)
Eliminations	—	(3)	(3)	—	(14)	(13)

Total	449	223	288	459	271	255

Gross Margin of $449 million, down $10 million or 2 percent from first quarter 2008
Operating Income of $223 million, down $48 million or 18 percent from first quarter 2008
Adjusted EBITDA of $288 million, up $33 million or 13 percent from first quarter 2008
•	Power Distribution: Gross Margin decreased primarily due to the devaluation of the Brazilian real partially offset by higher sales prices as a result of tariff adjustments at Elektro and Delsur. Operating Income increased primarily due to reduced operating costs resulting from the devaluation of the Brazilian real and cost saving initiatives, and a reduction in depreciation and amortization due to devaluations, which more than offset the decrease in Gross Margin. Adjusted EBITDA remained relatively flat primarily due to the impact of the reduced operating costs offset by the decrease in Gross Margin.
•	Power Generation: Gross Margin increased primarily due to lower fuel prices and the acquisitions of Luoyang and Tipitapa. Operating income and Adjusted EBITDA further increased for the same reasons as well as reduced operating costs resulting from the timing of maintenance and cost savings initiatives. The difference in the increases in operating income and Adjusted EBITDA result from increases in depreciation and amortization, primarily from acquisitions in 2008.
•	Natural Gas Transportation and Services: Gross Margin decreased primarily due to lower sales volumes and the devaluation of the Colombian peso. The increase in Operating Income and Adjusted EBITDA as compared to the decrease in Gross Margin was primarily due to reduced operating costs resulting from the devaluation of the Colombian peso and cost savings initiatives.
•	Natural Gas Distribution: Gross Margin increased primarily due to higher sales volumes and prices due to higher demand partially offset by the devaluation of the Colombian peso. Operating Income and Adjusted EBITDA increased similarly.
•	Retail Fuel: Gross Margin decreased primarily due to lower fuel prices and the devaluation of the Colombian peso. Additionally, Operating Income decreased primarily due to a $74 million gain in first quarter 2008 on the sale of Gazel in exchange for additional ownership interest in SIE. The increase in Adjusted EBITDA, which excludes the gain on asset sales, as compared to the decrease in Gross Margin was primarily due to the devaluation of the Colombia peso and reduced operating costs resulting from cost savings initiatives.
Adjusted Net Income of $54 million, up $24 million or 71 percent from first quarter 2008
•	Adjusted Net Income increased primarily due to positive operating results described above after exclusion of non-cash foreign currency gains (losses) on financial assets and liabilities and gains on asset sales.
Net Income of $43 million, down $12 million or 22 percent from first quarter 2008
•	Net Income decreased primarily due to non-cash foreign currency losses of ($39) million for the first quarter of 2009, or ($11) million net of tax and non-controlling interests, and foreign currency transaction gains of $30 million for the first quarter of 2008, or $7 million net of tax and non-controlling interests, partially offset by positive operating results described above. Both foreign currency impacts were largely associated with the effects of a devaluation in 2009 and appreciation in 2008 of the Colombian peso relative to the U.S. dollar on a $250 million U.S. dollar denominated debt instrument held by one of Promigas’ subsidiaries. Additionally and as noted above, in the first quarter of 2008, AEI recognized a $74 million gain in the retail fuel segment, or $18 million net of tax and non-controlling interests, on the sale of Gazel in exchange for additional ownership interest in SIE.

Subsidiary Distributions to Parent of $110 million, up $42 million or 62 percent from first quarter 2008
•	Subsidiary Distributions to Parent increased primarily due to the receipt of the second and final installment of $60 million for the nationalization of Transredes. This strong cash flow generation is expected to continue during 2009, which will allow AEI to continue to service principal and interest commitments under the $1.0 billion Senior Credit Facility due in March 2014 and the $500 million Revolving Credit Facility available until March 2012. As of March 31, 2009, AEI had $308 million of cash and cash equivalents at the parent company with the consolidated subsidiaries holding $378 million of cash and cash equivalents.
Net Debt of $2,867 million, down $227 million or 7 percent from year-end
•	Net Debt decreased primarily due to the exchange of PIK notes and related interest for ordinary shares of AEI, repayment of short-term borrowings and scheduled payments of long-term debt. AEI’s debt principally matures in 2012, 2014 and 2018.
2009 Full Year Guidance
•	A range of Adjusted EBITDA of $1,080 million to $1,180 million, compared to 2008 Adjusted EBITDA of $1,044 million
•	A range of Proportionate Adjusted EBITDA of $875 million to $945 million, compared to 2008 Proportionate Adjusted EBITDA of $862 million
•	A range of Net Income of $180 million to $225 million resulting in Earnings per Share of $0.80 to $0.97 compared to 2008 Net Income of $158 million or $0.72 per share
•	A range of Adjusted Net Income of $195 million to $240 million resulting in Adjusted Earnings per share of $0.85 to $1.03, compared to 2008 Adjusted Net Income of $177 million or $0.81 per share
•	A range of Subsidiary Distributions to Parent of $425 million to $475 million, compared to $546 million in 2008
•	Target of 3.0x Net Debt to Consolidated Adjusted EBITDA
Other Key Highlights
•	Reduction in AEI interest expense by approximately $10 million for the remainder of 2009 due to the exchange of PIK notes and related interest in the amounts of $118 million for 7.4 million of our ordinary shares by various funds that have directly or indirectly appointed Ashmore Investment Management Limited as their investment manager.
•	Locked in interest rates on remaining balance of the Senior Credit Facility through fixed rate swaps at historically low base levels. As a result, the average fixed rate of the Senior Credit Facility will decrease from 7.1% in the second quarter of 2009 to 5.5% in 2013.
•	Received the second and final installment of $60 million from the Bolivian state-owned energy company, YPFB, fulfilling their obligations to AEI under the negotiated settlement for the nationalization of Transredes.
•	Acquired an interest in a 40 MW wind generation project in Nicaragua (Amayo). AEI together with Centrans will own a 45% interest in Amayo (currently AEI owns an indirect 12.6% interest in Amayo which will increase to 22.5% subject to the consent of the other shareholder of Amayo). As part of this transaction, AEI increased its ownership in Corinto to 57.67% and decreased its ownership in Tipitapa from 100% to 57.67%.
•	Definitive agreements executed to acquire an additional 31% interest in Trakya increasing AEI’s ownership to 90%.
•	Definitive agreements executed to acquire a 19.91% interest Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”), a power distribution company located in Argentina.

Conference Call Information
AEI will conduct its first quarter 2009 conference call at 11:00 a.m. EDT on Friday, May 29, 2009. The event will be available at www.aeienergy.com. An archived audio replay will also be available after the event at the same website address. In the event of a disruption of service or technical difficulty during the call, information will be posted at www.aeienergy.com.
About AEI
AEI owns and operates essential energy infrastructure businesses in emerging markets worldwide, with more than $9.2 billion in revenues in 2008. AEI manages interests in a group of 39 energy companies with operations in 19 countries, approximately 14,230 employees, and more than 6.6 million customers. The Company operates businesses in Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution, and Retail Fuel, with approximately 25,400 miles of gas and liquids pipelines, 104,000 miles of power distribution lines, over 2,325 gasoline stations and a gross installed capacity of over 2,210 MW. To learn more, please visit our web site at www.aeienergy.com.
Safe Harbor Disclosure
This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI’s business prospects and performance, causing actual results to differ from those discussed during the presentation.
Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI’s actual results and plans could differ materially from those expressed in any forward-looking statements.
Reference our “Risk Factors” section in AEI’s Registration Statement on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Investor Contact:	John Bracchini
(713) 345-5046
aei.investor.relations@aeinergy.com